UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SEC File Number: 001-584
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check One) ☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended:      December 31, 2008
☐   Transition Report on Form 10-K
☐   Transition Report on Form 20-F
☐   Transition Report on Form 11-K
☐   Transition Report on Form 10-Q
☐   Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
PART I — REGISTRANT INFORMATION
Ferro Corporation

Full Name of Registrant
N/A

Former Name if Applicable
1000 Lakeside Avenue

Address of Principal Executive Office (Street and Number)
Cleveland, OH 44114

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

PART I — REGISTRANT INFORMATION
PART II — RULES 12b-25(b) AND (c)
PART III — NARRATIVE
PART IV — OTHER INFORMATION

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Ferro Corporation (the “Company”) is in negotiations with Credit Suisse and National City Bank, as agents, with respect to an amendment to its current credit facility. The primary purpose of the amendment is to amend certain financial covenants with respect to which the Company might otherwise risk non-compliance in the future. The terms of the amendment will affect the disclosures set forth in the Form 10-K. The Company believes the amendment will be executed, and the Form 10-K filed, on or before March 17, 2009.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Sallie B. Bailey	(216)	641-8580

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no identify report(s). ☑Yes ☐No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑Yes ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:
The Company recognized sales of $2,245 million for the year ended December 31, 2008, up 4.5 percent from net sales of $2,148 million in 2007. Loss from continuing operations for 2008 was $54 million, or $1.26 per diluted share, compared with a loss of $100 million, or $2.34 per diluted share, in 2007. The improvement was primarily the result of lower selling, general and administrative expenses, lower interest expense, and a lower impairment charge, partially offset by increased restructuring charges and a loss on the extinguishment of debt. In 2008, the operating loss included net pre-tax charges of $116 million. These charges included impairment charges of $80 million for goodwill and other long-lived assets associated with the Company’s tile, specialty plastics and electronic materials businesses and restructuring charges of $26 million. The Company recorded additional pre-tax charges of $10 million primarily related to a loss on the extinguishment of debt resulting from bond refinancing activities, manufacturing rationalization activities, and corporate development expenses. In 2007, the operating loss included $166 million in charges primarily related to impairment charges, restructuring charges and legal settlements.

FERRO CORPORATION
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 2, 2009	By:	/s/ Sallie B. Bailey
Sallie B. Bailey
Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION:
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).